

February 15, 2013

<u>Via E-mail</u>
Brian Kim
Vice President, Secretary and Managing Director
c/o Blackstone Real Estate Partners VII L.P.
BRE Select Hotels Corp.
345 Park Avenue
New York, New York 10154

   Re: **BRE Select Hotels Corp**
       Registration Statement on Form S-4
       Filed January 18, 2013
       File No. 333-186090

       Apple REIT Six, Inc.
       Form 10-K for the year ended December 31, 2011
       Filed March 12, 2012
       File No. 000-51270

Dear Mr. Kim:

   We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement on Form S-4</u>

<u>General</u>

1. Please tell us whether you will succeed to Apple REIT Six's reporting obligations under the Exchange Act after the consummation of this merger.

Prospectus Cover Page

2.   We note your reference to certain adjustments to the liquidation preference of the preferred stock. Please cross reference to the disclosure that explains the adjustments and clarify it as a reduction since it does not appear that the adjustment can result in an increase of the preference price. Also, please add a question and answer to briefly highlight the possible reduction.

Questions and Answers about the Special Meeting and the Merger, page 1

General

3.   Here or in the summary, please briefly explain the impact, if any, the merger will have on your operational strategy going forward. Will you make investments in other asset classes?

4.   Please include a question and answer to clarify any conflicts and highlight the consideration to be received by Apple REIT Six's management in connection with the merger.

5.   Please include a question and answer to explain the tax implications to your shareholders in connection with the merger, consistent with your disclosure on page 103.

Risk Factors

General

Risks Related to the Merger, page 28

6.   Include a separate risk factor to highlight the termination fee owed to the buyer in the event that the merger is not consummated, consistent with your disclosure on page 91.

Risks Related to BRE Select Hotels

Legal and Governmental Regulatory Oversight Risks, page 36

7.   Please revise to discuss the risks related to your current class action litigation and investigations to which you are subject, consistent with your disclosure under the Legacy Matters heading.

The Special Meeting

Solicitation of Proxies, page 45

8. We note your disclosure that David Lerner Associates, Inc. has been engaged to assist in the solicitation of proxies from the shareholders. Please disclose the material terms of the solicitation arrangement with David Lerner and tell us whether any portion of the fee to be paid to this third party is contingent upon the closing of the merger transaction.

The Merger

9. As holder of all the common stock post-merger, please clarify any rights conferred to the common shareholder that could be exercised to the detriment of the preferred stockholders.

Background of the Merger, page 47

10. Please provide us with copies of board books, financial presentations and other materials considered by the board in its consideration of liquidity alternatives.

11. Please revise to describe those persons that contacted Apple Six on behalf of the sponsor. Clarify the relationships, if any, between such persons representing the sponsor and the Apple Six board of directors in greater detail.

Apple Six's Reasons for the Merger, page 52

12. In order to place the board's consideration in context, please revise to explain how the board determined that the merger was in the best interest of shareholders relative to the Company B offer. Please clarify how the board determined that the preferred stock was valued at $1.90/share in light of the possible reductions described on page 119 and the interest payments on new debt that may impact your ability to pay dividends. Also, discuss how the 7 1/2 year waiting period for the holder redemption impacts the shares' value.

13. Here or in the appropriate section, please clarify if the indemnification requirement from Company B presented a conflict for management in evaluating the proposals.

Projected Financial Information, page 56

14. In order to place your projections in context, explain the reasonable basis and underlying assumptions used in constructing the projections.

Apple Six Financial Analysis

Selected Public Companies Analysis, page 61

15.   Please also describe in greater detail the distinguishing characteristics between the referenced companies and Apple Six.

Interests of Apple Six Directors and Executive Officers in the Merger

Company Options, page 63

16.   Please revise to clarify the exercise price per unit for the options identified in your table.

Financing of the Merger, page 65

17.   In light of your disclosure that the merger agreement does not include a financing condition, please confirm if you have disclosed all material closing conditions for the loan commitment and revise to discuss alternatives to satisfy the cash portion of the consideration in the event that the loan transaction is not consummated.

18.   Please revise to clarify if the minimum debt yield condition will be satisfied based on the properties current annualized NOI.

19.   Here and in your summary section, please disclose what the initial interest rate would be based on current LIBOR and the rate increase from a syndication or securitization of your debt. Also, discuss the impact, if any, on your ability to pay dividends on the preferred stock.

The Merger Agreement

Agreement to Take Certain Actions and Use Reasonable Best Efforts, page 80

20.   Please revise here to provide a brief description of any other approvals, consents and waivers required and disclose the current status.

Legacy Matters

Release and Indemnification Agreement, page 100

21.   Please expand your disclosure to discuss and, as needed, reconcile your disclosure in this section regarding the indemnity you received from the individuals and entities identified as the "Knight Parties" hereunder with your disclosure in Section 5.8(a) of the Merger Agreement.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements, page 22

Balance Sheet Adjustment (G), page 23

22.   We note that fair value of investment in real estate and identifiable intangible assets was
        estimated based on preliminary analyses performed by BRE Select Hotels and
        comparable market transactions. Please revise to describe in further detail how fair value
        was determined, including a description of significant inputs and assumptions.

Part II Information Not Required in Prospectus

Item 21. Exhibits and Financial Statements, page II-2

23.   We note that you plan to file certain exhibits to your registration statement by
        amendment. Please submit all exhibits as promptly as possible. We will review the
        exhibits prior to granting effectiveness of the registration statement, and we may have
        further comments after our review. If you are not in a position to file your legal and tax
        opinions with the next amendment, please provide draft copies for us to review.   The
        draft should be filed as EDGAR correspondence.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the
        filing effective, it does not foreclose the Commission from taking any action with respect
        to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in
        declaring the filing effective, does not relieve the company from its full responsibility for
        the adequacy and accuracy of the disclosure in the filing; and

   •   the company may not assert staff comments and the declaration of effectiveness as a
        defense in any proceeding initiated by the Commission or any person under the federal
        securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation
of the fact that those requesting acceleration are aware of their respective responsibilities under

the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jonathan Wiggins, Staff Accountant, at (202) 551-3694 or Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551- 3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Attorney-Advisor

cc: Brian M. Stadler
       Simpson Thacher & Bartlett LLP